Wherify Wireless, Inc. 2000 Bridge Parkway, Suite 201 Redwood Shores, CA 94065 Tel 650.551.5200 Fax 650.551.5225 www.wherify.com

November 9, 2006

Securities & Exchange Commission
100 F Street NE
Washington DC 20549

Re:	Wherify Wireless, Inc. Registration Statement on Form SB-2 (333-134718) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Wherify Wireless, Inc. (the “Company”) requests the withdrawal of its registration statement on Form SB-2, File No. 333-134718 (the “Registration Statement”) which was initially filed on June 5, 2006 and amended on July 20, 2006.

The Company entered into a waiver agreement on November 1, 2006 relating to the securities governed by the Registration Statement and therefore no longer wishes to proceed with the offering. No sales of the Company’s securities were sold in connection with the offering. Please note that the Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

If you have any questions, please contact our counsel Donald C. Reinke of Reed Smith LLP at (415) 659-5989.

Sincerely,

WHERIFY WIRELESS, INC.

By:	/s/ Mark E. Gitter Mark E. Gitter Chief Financial Officer and Treasurer